Exhibit (a)(1)(x)

CEMEKC, INC. ANNOUNCES EXPIRATION OF TENDER OFFER FOR DYNACQ
HEALTHCARE, INC.

PASADENA, Texas, February 8, 2016 /PRNewswire/— CEMEKC, Inc. (the “Purchaser”) announced today that it will file Amendment No. 5 to its Schedule TO, originally filed on December 18, 2015, with respect to the previously announced tender offer to purchase all of the validly-tendered shares of Common Stock of Dynacq Healthcare, Inc. (“Dynacq”) not already owned by Dr. Eric K. Chan, Ella Y. T. C. Chan, the Chiu M. Chan Family Trust and the Purchaser for $0.10 in cash per share (the “Offer”).

In Amendment No. 5, the Purchaser announced the expiration of the Offer, as extended, at 11:59 PM, New York City time, on February 5, 2016 and that it will purchase all of the shares validly tendered in response to the Offer. On January 21, 2016, the Purchaser announced its waiver of the Majority of the Minority Condition and the 90% Condition.

According to American Stock Transfer & Trust Company, LLC, the Depositary for the Offer, a total of 587,539 Shares were validly tendered in the Offer, which includes 4,931 Shares subject to guaranteed delivery. The total of 587,539 Shares represents, in the aggregate, approximately 12% of the outstanding Shares not owned by the Purchaser or the Chan Family. The total of 587,539 Shares, together with the Shares already owned by the Purchaser and the Chan Family, represents approximately 68% of the outstanding Shares. All shares validly tendered and not withdrawn have been accepted for purchase.

The number of Shares tendered pursuant to the Offer satisfies neither the Majority-of-the-Minority Condition nor the 90% Condition to the Offer, both of which were waivable at Purchaser’s sole discretion. On January 21, 2016, the Purchaser announced its waiver of both the Majority-of-the-Minority Condition and the 90% Condition. As the number of Shares validly tendered and accepted for payment in the Offer did not reach or exceed 90% of the Shares outstanding immediately prior to the expiration of the Offer, the Purchaser cannot and will not effect the Merger pursuant to the “short-form” merger provisions of Chapter 92A of the Nevada Revised Statutes. Therefore, as was discussed in the Offer to Purchase, Dynacq’s current management, under the general direction of the current Board of Dynacq, will continue to manage Dynacq as an ongoing business. The Chan Family and/or the Purchaser may engage in other transactions for the purposes of purchasing all the outstanding Shares not already owned by them in the future.

ABOUT DYNACQ HEALTHCARE, INC.

Dynacq is a holding company that through its subsidiaries in the United States develops and manages one general acute care hospital that principally provides specialized surgeries. Dynacq through its United States subsidiaries owns and operates one general acute care hospital in Pasadena, Texas. Dynacq through its subsidiary in Hong Kong invests in debt and equity securities, including short-term investments in initial public offerings and pre-initial public offerings.

NOTICE TO DYNACQ STOCKHOLDERS

This press release is neither an offer to purchase nor a solicitation of an offer to sell securities.  The tender offer is made solely through the Offer to Purchase and the related Letter of Transmittal, which will be mailed to stockholders of Dynacq.  Purchaser is not aware of any jurisdiction in which the making of the tender offer is prohibited by administrative or judicial action pursuant to any valid state statute. If Purchaser becomes aware of any valid state statute prohibiting the making of the tender offer or the acceptance of common stock pursuant to the tender offer, it will make a good faith effort to comply with the statute or seek to have the statute declared inapplicable to the tender offer. If, after a good faith effort, Purchaser cannot comply with the statute, it will not make the tender offer to, nor will it accept tenders from or on behalf of, holders of common stock in the applicable state. In any jurisdiction where the securities, blue sky or other laws require the tender offer to be made by a licensed broker or dealer, the tender offer will be deemed to be made on our behalf by one or more registered brokers or dealers licensed under the laws of such jurisdiction.

SOURCE: CEMEKC, Inc.